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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM 12b-25
                           NOTIFICATION OF LATE FILING


                                                  Commission File Number 1-12616

                                                          CUSIP Number 866674104


[] Form 10-K (amendment) and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form l0-QSB [ ] Form N-SAR

For the period ended September 30, 2002


[ ] Transition Report on Form 10-K   [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K   [ ] Transition Report on From 10-Q
[ ] Transition Report on Form N-SAR


For the Transition Period Ended: ...............................................

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identity the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

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                              SUN COMMUNITIES, INC.
             (Exact name of registrant as specified in its charter)

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              Maryland                                                     38-2730780
(State or other jurisdiction of incorporation or organization)       (I.R.S. Employer Identification Number)

                                Address of principal executive office:

            31700 Middlebelt Road, Suite 145, Farmington Hills, Michigan 48334 (248) 932-3100
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PART II -- RULES 12B-25 (b) AND (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed:

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;


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[X] (b) The subject annual report, semi-annual report, transition report on Form
10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III -- NARRATIVE

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State below in reasonable detail the reasons why Form 10-K and Form 10-KSB,
20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed period. (Attach extra sheets if needed.)

     The Registrant's controller is currently on a scheduled leave of absence and this is the first Form 10-Q for which her replacements are primarily responsible. This new personnel needed additional time to familiarize themselves with the specific requirements of Form 10-Q, as well as the new disclosures and certifications mandated by the Sarbanes-Oxley Act of 2002, prior to completing the Registrant's Form 10-Q for the quarter ended September 30, 2002. The Registrant expects to file this Form 10-Q on or before November 19, 2002.
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PART IV -- OTHER INFORMATION

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(1) Name and telephone number of person to contact in regard to this notification.

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Jeffrey P. Jorissen, Chief Financial Officer          (248)                 932-3100
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Name                                                  Area Code            Telephone Number
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(2) Have all other periodic reports required under section 13 or 15(d) of the
Securities Exchange Act of 1934 or section 30 of the Investment Company Act of
1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X]Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As previously announced, (a) total revenue was $39.4 million for the third quarter and $119.1 million for the nine months ended September 30, 2002, compared to $38.2 million and $115.3 million for the comparable 2001 periods; (b) net income was $5.8 million for the third quarter and $20.9 million for the nine months ended September 30, 2002, compared to $7.9 million and $27.3 million for the comparable 2001 periods; (c) funds from operations was $16.7 million for the third quarter and $52.1 million for the nine months ended September 30, 2002, compared to $17.2 million and $51.2 million for the comparable 2001 periods; (d) net income per diluted common share was $0.32 for the third quarter and $1.18 for the nine months ended September 30, 2002, compared to $0.45 and $1.56 for the comparable 2001 periods; and (e) funds from operations per diluted common share was $0.82 for the third quarter and $2.56 for the nine months ended September 30, 2002, compared to $0.85 and $2.54 for the comparable 2001 periods.



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                              SUN COMMUNITIES, INC.

     has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

November 14, 2002                   By:   /s/ Jeffrey P. Jorissen
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                                    Jeffrey P. Jorissen, Chief Financial Officer
                                    (duly authorized officer and principal
                                    financial officer)




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